

February 8, 2013

<u>Via E-mail</u>
Ms. Brandi DeFoor
President and Chief Executive Officer
SECURE NetCheckIn Inc.
13118 Lamar Avenue
Overland Park, KS 66209

     Re: SECURE NetCheckIn Inc.
               Form 10-K for the Year Ended December 31, 2011
               Filed April 2, 2012
               Form 10-K/A for the Year Ended December 31, 2011
               Filed January 11, 2013
               File No. 333-173172

Dear Ms. DeFoor:

We have reviewed your response dated January 22, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your amended Form 10-K for the year ended December 31, 2011 and your amended Form 10-Q for the period ended September 30, 2011. Please file an Item 4.02 8-K regarding the non-reliance of previously issued financial statements. In doing so, please disclose the date of the conclusion regarding the non-reliance of your December 31, 2011 and September 30, 2011 financial statements, a brief description of the facts underlying the conclusion and a statement of whether your board of directors discussed the matters disclosed in this Item 4.01 8-K with your independent auditors. Given that you have already filed an amended December 31, 2011 Form 10-K and amended September 30, 2011 Form 10-Q, please indicate in your Item 4.02 8-K filing that the restated financial statements have been included in this 10-K and 10-Q. Please refer to Item 4.02(a) of the Form 8-K Official Text.

Form 10-K/A for the Year Ended December 31, 2011

Item 9A. Controls and Procedures, page 6

2. Please be advised that Item 9A requires separate, distinct disclosures for both Item 307 of Regulation S-K regarding disclosure controls and procedures and for Item 308 of Regulation S-K regarding internal controls over financial reporting. Please amend your Form 10-K for the following:

- Please disclose management's conclusion on whether your disclosure controls and procedures are effective or not effective at the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

- Your response to comment 4 of our letter dated October 5, 2012 indicated that you would include a statement that management is responsible for establishing and maintaining adequate internal control over financial reporting; however, you have not done so. Please revise. Refer to Item 308(a)(1) of Regulation S-K.

- Please ensure that your reference to COSO, the framework used to evaluate the effectiveness of your internal control over financial reporting is made in conjunction with your discussion of internal control over financial reporting rather than with your discussion of disclosure controls and procedures. Refer to Item 308(a)(2) of Regulation S-K.

- Please include a statement on whether your internal control over financial reporting is effective or not effective at the end of your fiscal year. Please be advised that because you have material weaknesses, you are not permitted to conclude that your internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

3. Your response to comment 5 from our letter dated October 5, 2012 and your response to comment 2 from our letter dated November 16, 2011 suggested that you would disclose any change in your internal control over financial reporting occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting; however, you have not disclosed this information in your amended December 31, 2011 Form 10-K. Please amend your filing to include this information. Refer to Item 308(c) of Regulation S-K.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief